Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In 000's, Except Ratios)
(Unaudited)

	2006		2005	May 18-Dec 31 2004
Income (loss) before income taxes and minority interest	(983)		2,926	11,280

Fixed Charges Deducted from Income:
Implicit Interest in Rents	180		225	150
Interest Expense	22,088		19,386	12,720
Subtotal	22,268		19,611	12,870

Earnings Available for Fixed Charges	21,285		22,537	24,150

Implicit Interest in Rents	180		225	150
Interest Expense	22,088		19,386	12,720

Total Fixed Charges	22,268		19,611	12,870

Ratio of Earnings to Fixed Charges	0.96	*	1.15	1.88

* The Ratio of Earnings to Fixed Charges was less than 1:1 for the year ended December 31, 2006. Earnings were insufficient to cover the fixed charges by $983,000.